UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated November 10, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Enclosures:

•	Nokia appoints Kristen Pressner as Chief People Officer and member of the Group Leadership Team

Stock exchange release	1 (2)
10 November 2025

Nokia Corporation
Stock Exchange Release
10 November 2025 at 09:45 EET

Nokia appoints Kristen Pressner as Chief People Officer and member of the Group Leadership Team

Espoo, Finland – Nokia today announced the appointment of Kristen Pressner as Chief People Officer and member of the Group Leadership Team, effective 1 May 2026.

Pressner has over 30 years of international experience in HR, talent management, and organizational transformation. She joins Nokia from Roche Holding Group, where she most recently served as Global Head of People & Culture for Roche Diagnostics. Across her tenure at Roche Holding, she played a key role in strengthening leadership, evolving the company’s operating model, and shaping a culture that enables innovation and drives business impact. Earlier in her career at Texas Instruments, she held various HR leadership roles focused on driving culture and capability transformation in the dynamic global technology environment.

“I am thrilled to welcome Kristen to Team Nokia as we work together to build a culture of empowerment, accountability, and a customer-first mindset to increase focus and improve performance across our business. Kristen brings a wealth of experience in driving transformation through business. She will lead our cultural evolution toward an AI-empowered, united team, focused on delivering for our customers and seizing the opportunities the AI supercycle is creating for advanced and trusted connectivity,” said Justin Hotard, President and CEO of Nokia.

“This is an incredibly exciting time to join Nokia. The company is transforming for the era of AI, cloud, and next-generation networks and at the center of that transformation are its people. Nokia’s success depends on the creativity, courage, and collaboration of its teams around the world, and I’m inspired by the opportunity to play a key role in unleashing that potential. As a global technology leader with a remarkable heritage and a bold future, Nokia is poised to shape the next chapter of connectivity and I can’t wait to be part of that journey,” Pressner commented.

Pressner will be based in Finland and report to Nokia’s President and Chief Executive Officer, Justin Hotard.

Additional background information on all current members of the Group Leadership Team can be found at: www.nokia.com/en_int/investors/corporate-governance/group-leadership-team.

Kristen Pressner, CV
Born: 1970
Nationality: American and Swiss

www.nokia.com

Stock exchange release	2 (2)
10 November 2025

Education:

Master of Business Administration (MBA), International Human Resources Management, University of Dallas

Bachelor of Arts, Communication, Purdue University

Experience:

2005–2025 Roche Holding Group

•	Global Head of People & Culture, Roche Diagnostics, 2016–2025

•	Vice President, Head of HR, Europe, Middle East, Africa & Latin America, Roche Diagnostics, 2012–2016

•	Sr. Director, Global Learning & Development, Group Human Resources, Roche Holding Group 2007–2012

•	Director, Talent Management, Roche Diagnostics Operations US, 2007

•	Manager, Human Resources Operations US, 2005–2006

1996–2005 Texas Instruments

•	Human Resources Manager, High Performance Analog, 2001–2005

•	Strategic Staffing Manager, Student Program & University Relations, 1999–2001

•	Mergers & Acquisitions Project Manager, Human Resources, 1998–1999

•	Senior International Assignments Specialist, 1996–1997

1992–1996 Branch Manager, Spherion Corporation

1992–1994 Account Executive, Trade Insurance Services

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Media inquiries

Nokia Communications
Maria Vaismaa, Global Head of External Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal